Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,		Years ended June 30,
(in USD thousands)	2016		2015		2014		2013
Earnings:
Pre-tax income	$3,971		41,592		1,795		$40,466
Less: Equity in earnings of joint ventures	—		17,123		—		40,228
Add: Equity in losses of joint ventures	8,575		—		5,330		—
Add: Fixed charges	12,760		17,770		20,559		16,950
Add: Amortization of capitalized interest	—		—		2,155		1,368
Add: Distributions from equity investees	3,970		5,796		6,666		5,542
Less: Interest capitalized	—		—		5,447		8,299
Earnings	29,276		48,035		31,058		15,799
Fixed charges:
Interest expense	11,115		14,099		9,163		6,110
Interest capitalized	—		—		5,447		8,299
Amortization of debt issuance cost and capitalized expenses related to indebtedness	1,645		3,671		5,949		2,541
Fixed charges	12,760		17,770		20,559		16,950
Earnings to fixed charges ratio	2.29	x	2.70	x	1.51	x	0.93	x